SALE OF SHARES

Dated March 1st 2006

By and Between;

LegalPlay Entertainment Inc ("LegalPlay")

And

Randy Peterson. ("Peterson")

WHEREAS
•
LegalPlay is the owner of  100% of  the issued and outstanding shares (the "Shares")  and liabilities of Skill Poker.com Inc. ("SkillPoker") a company incorporated in Washington State, United States of America.

•	SkillPoker is in default of certain terms and obligations under an Agreement entered into with Blue Diamond International Capital Inc. ("BlueDiamond") and Poker.com.
•	LegalPlay has concluded that there is no further value in owning the shares of SkillPoker as there are still certain liabilities owning to the Companies solicitors and to Peterson.
•	Peterson has entered into a personal agreement with BlueDiamond and wishes to purchase the Shares of SkillPoker.
•	LegalPlay agrees to sell 100% of the shares and liabilities to Peterson for $1.00.

NOW THEREFORE for valuable consideration given and received and by their mutual covenants the parties agree as follows;

1	LegalPlay hereby sells to Peterson 100% of the Shares in SkillPoker for $1.00.
2	LegalPlay hereby acknowledges receipt of the sum of $1.00 in full payment for the shares from Peterson.
3	Peterson acknowledges that there are still outstanding debts due by SkillPoker which have been disclosed by LegalPlay.
4	That Peterson hereby releases LegalPlay from any liability with respect to any claim by any person or creditor of SkillPoker or liability accruing as a result of this transaction.
5	LegalPlay will instruct their solicitors to release the Corporate Register to Peterson.

/s/ Cecil Morris	/s/ Randy Peterson
LegalPlay Entertainment Inc	Randy Peterson